Exhibit 99.1

Greenbrook TMS Announces Results of Voting at Annual Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--June 21, 2022--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today the results of voting at its annual meeting of shareholders held earlier today (the “Meeting”). Each of the matters voted upon at the Meeting as set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Information Circular of Greenbrook dated May 11, 2022 (the “Circular”).

The total number of common shares represented at the Meeting was 10,711,474, representing approximately 60.17% of Greenbrook’s outstanding common shares entitled to be voted.

Election of Directors

All of the nominees listed in the Management Information Circular of Greenbrook prepared in connection with the Meeting were elected as directors by a resolution passed by a majority of the shareholders represented in person or by proxy at the Meeting, to hold office until the next annual meeting following their election or until their successors are elected or appointed. The following represents the votes received with regard to such matter:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brian P. Burke	9,966,607	99.97%	2,873	0.03%
Colleen Campbell	9,969,379	100.00%	101	0.00%
Sasha Cucuz	9,969,391	100.00%	89	0.00%
Adrienne Graves, Ph.D.	9,963,591	99.94%	5,889	0.06%
Robert Higgins	9,966,307	99.97%	3,173	0.03%
Bill Leonard	9,969,167	100.00%	313	0.00%
Adele C. Oliva	9,969,391	100.00%	89	0.00%
Frank Tworecke	9,966,218	99.97%	3,262	0.03%
Elias Vamvakas	9,969,378	100.00%	102	0.00%

Appointment of Auditors

KPMG LLP was reappointed as auditor of Greenbrook and the directors were authorized to fix the auditor’s remuneration by a resolution passed by a majority of the shareholders represented in person or by proxy at the Meeting. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
10,711,174	100.00%	300	0.00%

About Greenbrook TMS Inc.

Operating through 148 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 840,000 TMS treatments to over 24,000 patients struggling with depression.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867